FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 22, 2005

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F <u>X</u>   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____   No   <u>X</u>

Documents Included as Part of this Report

<u>No.</u> <u>Document</u>

1.   Press Release dated August 22, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: August 22, 2005   By: /s/ Peter Cauley

Title Chief Financial Officer

Investor and Media Contacts:

Tom Giantsopoulos
Corporate Communications
DataMirror Corporation
905-415-0310 x153
tgiantsopoulos@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

DataMirror to Hold Conference Call Following Announcement of Second Quarter Results for Fiscal 2006

TORONTO & SANTA CLARA, Calif. - (August 22, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced it will hold a conference call on Tuesday, August 23, 2005, at 5:00 p.m. EST, following the release of its second quarter results for the period ended July 31, 2005.

Participants are asked to dial 1-800-475-3716 approximately five minutes before the call using reservation number 5148572. Participants may also view an online presentation during the call by visiting https://datamirror.webex.com/datamirror and selecting the meeting, "DataMirror Announces Second Quarter Results" hosted by Peter Cauley, CFO, and Nigel Stokes, CEO, DataMirror. Alternatively, the conference call can be accessed via audio Web cast at http://www.datamirror.com/investors.

For those who are unable to attend the conference call, a replay will be available via the DataMirror Web site or by dialing 1-888-203-1112, using the same reservation number indicated above (5148572). The replay and online presentation will be available from August 23, 2005, 8:00 p.m. EST, until August 29, 2005, 12:00 a.m. EST.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror's flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.

DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.